

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 31, 2016

Neil K. Warma
Chief Executive Officer
Opexa Therapeutics, Inc.
2635 Technology Forest Blvd.
The Woodlands, Texas 77381

  Re: Opexa Therapeutics, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed March 15, 2016
    File No. 001-33004

Dear Mr. Warma:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        p.p./s/Michael Clampitt

        Suzanne Hayes
        Assistant Director
        Office of Healthcare and Insurance